UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

Date of report: May 14, 2019

Commission File Number: 001-38844

GENFIT S.A.

(Translation of registrant’s name into English)

Parc Eurasanté

885, avenue Eugène Avinée

59120 Loos, France

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

☒ Form 20-F ☐ Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Explanatory Note

General Meeting

Genfit S.A. (the “Company”) will hold its Ordinary Shareholders’ Meeting (the “Meeting”) on June 13, 2019 beginning at 2:30 p.m. CET at the Faculty of Pharmaceutical and Biological Sciences of Lille, located Parc Eurasanté, 3 rue du Professeur Laguesse in Lille (59000).

The following documents regarding the Company’s Meeting, which are attached as exhibits hereto, are incorporated by reference herein. Additional information regarding the Meeting is available to shareholders on the Company’s website, in the documentation center (http://www.genfit.com/investors/documentation-center/).

Press Release

On May 14, 2019, the Company issued a press release announcing the positive 36-month Data Safety Monitoring Board recommendation for the continuation of the Phase 3 RESOLVE-IT Study of elafibranor in NASH, attached as an exhibit hereto, and incorporated by reference herein.

EXHIBIT LIST

Exhibit	Description

99.1	Notice of Shareholders’ Meeting of Genfit S.A., including Agenda

99.2	Amended Notice of Shareholders’ Meeting of Genfit S.A.

99.3	Press Release dated May 14, 2019

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GENFIT S.A.

Date: May 14, 2019	By:	/s/ Jean-François Mouney
Name: Jean-François Mouney
Title: Chairman and Chief Executive Officer